Exhibit 99.1

HL Acquisitions Corp. executes Business Combination Agreement with Fusion Welcome-Fuel, SA

providing entry into the Green Hydrogen sector

New York, New York – June 8, 2020 - HL Acquisitions Corp (Nasdaq: HCCHU, HCCH, HCCHR, HCCHW) (“HL”), a NASDAQ listed company formed for the purposes of entering into a business combination with a focus on the hydrocarbon logistics industry, announced today that it has executed a definitive agreement for a business combination with Fusion Welcome-Fuel, SA (“Fusion Fuel”), a Portuguese public limited company. Fusion Fuel has developed a proprietary technology and process for producing green hydrogen using concentrated photovoltaics. Following the consummation of the transaction both HL and Fusion Fuel will become wholly owned subsidiaries of a newly formed Irish parent (“New Fusion”). New Fusion will be led by the existing management team of Fusion Fuel, which collectively possesses decades of experience in the clean energy sector.

Pursuant to the agreement, each ordinary share of HL will be converted into one Class A ordinary share of New Fusion, each HL right will be converted into 0.1 of a Class A ordinary share of New Fusion, and each HL warrant will become exercisable for one Class A ordinary share of New Fusion with identical terms and maturity as currently exist ($11.50/share strike price and a maturity five years from the date of the consummation of the business combination). Fusion Fuel’s owners will receive 2,125,000 Class B ordinary shares of New Fusion, and 2,125,000 New Fusion warrants with the same terms and maturity of the HL warrants (except that they will be exercisable on a cashless basis and non-redeemable). In addition, Fusion Fuel’s owners will be entitled to earn contingent consideration of up to 1,137,000 Class A ordinary shares and 1,137,000 New Fusion warrants upon the achievement of certain milestones. The Class A and Class B ordinary shares are identical except that so long as at least 1,700,000 Class B shares are held by the Fusion Fuel owners, New Fusion shall not take certain extraordinary actions without the consent of a majority of such Class B holders. As part of the transaction, HL’s shareholders prior to its initial public offering (the “HL Founders”) have agreed to forfeit 125,000 ordinary shares of HL and 125,000 HL warrants. If no HL shareholders elect to redeem their shares for a pro rata portion of HL’s trust account, at the close Fusion Fuel’s owners will hold approximately 23% of New Fusion’s issued and outstanding shares.

Commenting on the agreement, HL’s CEO and Chairman Jeffrey Schwarz said, “In the nearly two years since HL’s IPO, the issues of climate change and how to transition away from a fossil-fueled economy have become increasingly top of mind for governments, businesses, consumers and investors alike. As the world emerges from the COVID-19 pandemic, we expect concerns about environmental sustainability to further intensify. With that in mind, we at HL turned our focus towards how best to capitalize on opportunities to play a leading role in the decarbonization movement. For years experts have hailed hydrogen as the fuel of tomorrow; a potential panacea for the ills of climate change. However, there is virtually no naturally occurring elemental hydrogen on the planet; nearly all hydrogen consumed is ‘brown’ hydrogen—produced from coal or natural gas through steam methane reforming, an industrial process that produces significant greenhouse gas emissions. Up until now, ‘green’ hydrogen—produced by the electrolysis of water with electricity generated from zero emission energy sources—has been prohibitively expensive. Fusion Fuel’s proprietary technology and process will overcome that impediment, and is expected to allow New Fusion to produce ‘green’ hydrogen at prices competitive with brown hydrogen. I could not be more excited about the opportunity this presents for HL shareholders. HL’s capital will jumpstart New Fusion’s efforts to become a leading player in the nascent ‘green’ hydrogen industry, helping hydrogen move from being the fuel of tomorrow to become the fuel of today.”

Pedro Falcão e Cunha, Fusion Fuel’s Chairman, added “My partners and I were pioneers in the use of CPV technology for the production of electricity. Using our solar radiation concentrator technology along with a robust R&D capability, we were able to successfully develop a method for producing green hydrogen much more cost effectively than the conventional processes currently in use.”

João Teixeira Wahnon, Head of Business Development at Fusion Fuel, will assume the same position at New Fusion. Mr. Wahnon brings with him broad experience in project development and execution, having overseen the negotiations of over €500m of renewable energy projects. Mr. Wahnon remarked, “The Portuguese government has introduced hydrogen as a key pillar in its strategy to transition to a decarbonized economy. We have been working closely with the Portuguese Secretary of State for Energy to play a leading role in that process. However, this focus on decarbonization is not just happening in Portugal; we expect the European Union’s Green Deal Recovery package will also place a major emphasis on including green hydrogen as an important component of the energy mix across the EU. And it is not just the public sector which is interested in green hydrogen. At Fusion Fuel we have had extensive conversations with major players in both the oil refining and fertilizer industries—presently the world’s two largest consumers of hydrogen in their production processes—to discuss how Fusion Fuel can enable them to meet carbon emissions reduction targets that are increasingly a focus for a vast majority of companies operating in the hydrocarbon space.”

Fusion Fuel’s Chief Financial Officer, Frederico Figueira de Chaves, has spent 13 years in various senior roles within the UBS Group. Mr. Figueira de Chaves added “New Fusion has a diversified revenue model. As a developer of hydrogen farms, we sell green hydrogen as a product into markets like natural gas pipeline networks which are beginning to be mandated to blend hydrogen into the natural gas stream. We will also sell our hydrogen production technology to end users who want to supplement their existing brown hydrogen production with green hydrogen. The capital added through the merger is expected to enable us to both expand our production capacity and simultaneously undertake the development of our own hydrogen farms which will be significantly accretive to shareholder value.”

Jaime Silva, with over 12 years leading R&D in the solar energy space, is Fusion Fuel’s Chief Technology Officer and he will continue in that role at New Fusion. Mr. Silva observed, “Our proprietary micro-electrolyzer—the Photon Electrochemical Hydrogen Generator— when combined with solar radiation technology, enables our process to operate at a much higher level of efficiency than existing approaches for green hydrogen production. The more efficient conversion of solar radiation allows for a significant reduction in capex per ton produced and therefore a much lower cost of hydrogen.”

The business combination between HL and Fusion Fuel is expected to be consummated mid-to-late third quarter of 2020. Consummation of the transaction is conditioned upon, among other items, HL having net cash proceeds at closing (after payment of expenses and redemptions from the HL trust account), including any proceeds of any new equity financings, in excess of €22.8 million; approval of the transaction by HL’s shareholders; and other customary closing conditions.

HL intends to seek an extension beyond July 2nd, 2020 for the period of time available to complete its initial business combination.

For additional information on the transaction, see HL’s Current Report on Form 8-K, which will be filed promptly and which can be obtained on the Securities and Exchange Commission’s website (http://www.sec.gov).

Additional Information and Where to Find It

HL and New Fusion intend to file a proxy statement and registration statement, respectively, and other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at HL’s meeting of shareholders to approve the proposed transaction with Fusion Fuel. The proxy statement and registration statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HL ARE URGED TO READ THE PROXY STATEMENT, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about HL and Fusion Fuel once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

HL and Fusion Fuel and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of HL’s shareholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of HL’s directors and officers in HL’s filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to HL’s shareholders in connection with the proposed business combination will be set forth in the Proxy Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Proxy Statement that HL intends to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward looking statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," “intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside HL’s or Fusion Fuel’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statement.

Contact:
Jeffrey E. Schwarz
Chief Executive Officer
HL Acquisitions Corp.
(212) 486-8100